December 18, 2023

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: American Funds College Target Date Series (the “Registrant” or the “Series”)

File No. 333-180729 and 811-22692

Dear Mr. Cowan:

This letter is in response to the oral comments you provided on November 21, 2023 to the Registrant’s Post-Effective Amendment No. 29 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 31 to the Registration Statement under the Investment Company Act of 1940, in which the Registrant registered a new series fund – American Funds College 2042 Fund (the “2042 Fund”). We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Registration Statement in a subsequent filing pursuant to Rule 485(b) under the 1933 Act to be automatically effective on January 1, 2024 (the “Amendment”). We understand that, unless otherwise stated, when a comment is made with respect to disclosure in one portion of the Registration Statement, that comment is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Accordingly, where applicable, responses to your comments below with respect to the 2042 Fund apply equally to each of the Registrant’s other series funds with similar disclosure.

Summary Prospectus

1.	In the paragraph preceding the “Annual fund operating expenses” table for the 2042 Fund, please make the following sentence bold: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Response: We have made this sentence bold to reflect this comment.

2.	Please add a footnote to the “Annual fund operating expenses” table for the 2042 Fund stating that fees are based on estimated amounts for the current fiscal year.

Response: We have updated the “Annual fund operating expenses” table to reflect this footnote.

3.	The “Annual fund operating expenses” table and expense example for the 2042 Fund have been left blank. Please email or include in your response letter the completed “Annual fund operating expenses” table and expense example.

Response: The completed “Annual fund operating expenses” table and expense example is included as Exhibit A to this response letter.

4.	In the paragraph preceding the expense example for the 2042 Fund, please revise the first sentence to state that it assumes “you invest $10,000 in the fund for the time periods indicated and then hold or redeem all your shares at the end of those periods.”

Response: We have updated this sentence to reflect this comment.

5.	In the section captioned “Principal investment strategies,” please provide a market capitalization policy or disclosure for the 2042 Fund. If appropriate, please include disclosures of risks associated with specific market capitalization ranges.

Response: The 2042 Fund does not have a market capitalization policy and it is not a principal investment strategy of the 2042 Fund to achieve any particular market capitalization exposure. Rather, through the underlying funds in which it invests, the 2042 Fund will have exposure to issuers with a broad range of market capitalizations. We have described such exposure, and the risks associated with such exposure, in the 2042 Fund’s statutory prospectus and statement of additional information. See, in particular, the sections/paragraphs captioned “Investment objectives, strategies and risks”, “Investing in stocks”, and “Investing in smaller capitalization stocks”. Because it is not a principal investment strategy of the 2042 Fund to invest in underlying funds based on their market capitalization exposure, and we believe the existing disclosure in the statutory prospectus is responsive to this comment, we respectfully decline to revise the disclosure as proposed.

6.	The section captioned “Principal investment strategies” refers to investments in stocks and fixed-income instruments by underlying growth-and-income funds, equity-income and balanced funds, and fixed income funds in which the 2042 Fund invests. Please disclose whether such investments include investments in stocks and/or fixed-income instruments outside the United States.

Response: The descriptions of the fund categories in the section captioned “Principal investment strategies” are intended to be descriptions of these fund categories generally, rather than of the specific underlying American Funds that the 2042 Fund invests in. Because growth-and-income funds, equity-income funds, balanced funds, and fixed income funds may or may not invest outside the United States depending on their investment strategies … We note supplementally that the statutory prospectus for the 2042 Fund states that “[t]hrough its underlying fund investments, the fund will typically have exposure to investments outside the United States.” Accordingly, we respectfully decline to revise the disclosure as proposed.

7.	In the section on principal risks associated with investing in the 2042 Fund, please consider adding a risk factor disclosing risks associated with investing in a new fund.

Response: We are adding to the statutory prospectus for the 2042 Fund the following risk disclosure captioned “Large shareholder transactions risk,” which describes, among other things, the risks of large shareholder transactions, particularly with respect to a new fund (emphasis added):

Large shareholder transactions risk — The fund may experience adverse effects when shareholders purchase or redeem, individually or in the aggregate, large amounts of shares of the fund. Such large shareholder redemptions may cause the fund to sell portfolio securities at times when it would not otherwise do so, which may negatively impact the fund’s net asset value and liquidity. Similarly, large fund share purchases may adversely affect the fund’s performance to the extent that the fund is delayed in investing new cash and is required to maintain a larger cash position than it ordinarily would. These transactions may also accelerate the realization of taxable income to shareholders if such sales of investments resulted in gains, and may also increase transaction costs. In addition, a large redemption could result in the fund’s current expenses being allocated over a smaller asset base, leading to an increase in the fund’s expense ratio. These risks are heightened when the fund is small.

We do not believe the risks of investing in a new fund is necessarily a principal risk associated with investing in the 2042 Fund, and believe this added disclosure is responsive to the comment.

8.	In the section on principal risks associated with investing in the 2042 Fund, please supplement the paragraph captioned “Fund structure” to state that investors in the fund are subject to two layers of fees and expenses with respect to investments in the fund.

Response: We note that the paragraph captioned “Fund structure” provides, in part, the following:

“Fund structure — The fund invests in underlying funds and incurs expenses related to the underlying funds. In addition, investors in the fund will incur fees to pay for certain expenses related to the operations of the fund. An investor holding the underlying funds directly and in the same proportions as the fund would incur lower overall expenses but would not receive the benefit of the portfolio management and other services provided by the fund.”

We believe this disclosure is clear that the fund has two layers of fees and expenses, which is also described in the “Annual fund operating expenses” table. As we believe these disclosures are responsive to this comment, we respectfully decline to revise the disclosure as proposed.

9.	In the section on principal risks associated with the underlying funds’ investment strategies, please supplement the paragraph captioned “Investing in debt instruments” to include disclosure on the credit quality and maturity policies for such investments. To the extent the underlying funds will invest in high-yield or “junk bonds”, please include appropriate disclosure regarding investments in debt instruments that will be rated below investment grade.

Response: The 2042 Fund does not have a debt instrument policy and it is not a principal investment strategy of the 2042 Fund to achieve any particular debt instrument exposure, including any particular exposure to lower rated debt instruments. Rather, through the underlying funds in which it invests, the 2042 Fund will have exposure to debt securities with a wide range of qualities and maturities. We have described such exposure, and the risks associated with such exposure, in the 2042 Fund’s statutory prospectus and statement of additional information. See, in particular, the sections/paragraphs captioned “Investment strategies, objectives and risks”, “Investing in debt instruments”, “Investing in lower rated debt instruments”, and “Lower rated debt securities”. Because it is not a principal investment strategy of the 2042 Fund to invest in underlying funds based on their exposures to debt securities based on credit qualities or maturities, we respectfully decline to revise the disclosure as proposed.

10.	In the section on principal risks associated with the underlying funds’ investment strategies, to the extent the underlying funds will invest in securities of issuers that may be significantly exposed to risks associated with Brexit, please consider supplementing the paragraph captioned “Investing outside the United States” to describe such risks.

Response: The 2042 Fund and the underlying funds in which it invests are actively managed and rely on the professional judgement of their investment adviser to make decisions about their respective portfolio investments. It is not a principal investment strategy of the 2042 Fund or any of its underlying funds to invest in securities of issuers in any particular country. Accordingly, we respectfully decline to expand the risk disclosure captioned “Investing outside the United States” at this time. However, we note supplementally that, because the investment portfolios of the underlying funds in which the 2042 Fund invests are actively managed, and because, from time to time, any one of those underlying funds may have significant exposure to a particular country, region, industry or sector, the statutory prospectus for the 2042 Fund includes disclosure regarding the risk of such exposure.

11.	Please supplementally identify the comparative broad-based securities index the 2042 Fund expects to use in the section captioned “Investment results”.

Response: We confirm supplementally that once the 2042 Fund has annual returns for at least one calendar year and begins to disclose investment results, the 2042 Fund expects to use the S&P 500 Index as its comparative broad-based securities market index.

Statutory Prospectus

12.	The section captioned “Investment objectives, strategies and risks” includes the following sentence: “For example, the 2039 Fund, a fund with more years before its target date, will emphasize growth more than a fund closer to (or past) its target date, such as the 2024 Fund.” Please consider updating this sentence to refer to the 2042 Fund.

Response: We have updated the disclosure to address this comment as follows:

For example, the ~~2039~~2042 Fund, a fund with more years before its target date, will emphasize growth more than a fund closer to (or past) its target date, such as the 2024 Fund.

13.	The section captioned “Investment objectives, strategies and risks” includes a paragraph describing risks associated with the fund’s fixed income exposure to lower rated debt instruments. Please summarize these risks in the summary prospectus for the 2042 Fund.

Response: As described above in our response to comment 9, it is not a principal investment strategy of the 2042 Fund to achieve any particular exposure to lower rated debt instruments through its investments in the underlying funds. We also note supplementally that the Registrant is a series, which, together with the 2042 Fund, comprises eight individual series funds. Accordingly, the Registration Statement – and the statutory prospectus and statement of additional information, in particular – is intended to cover all eight series funds. Therefore, the section captioned “Investment objectives, strategies and risks” relates not only to the 2042 Fund but to the other funds in the Series as well, and the disclosures therein do not necessarily all apply to the 2042 Fund. We also note that this paragraph states only that a series fund “may” have significant exposure to lower rated debt instruments and, as shown by the Series’ glide path, the 2042 Fund will be principally invested in growth and growth-and-income funds and have less exposure to fixed income securities initially. Accordingly, we respectfully decline to revise the disclosure as proposed.

14.	In the section captioned “Investment objectives, strategies and risks”, please include a table identifying which risk factors associated with investing in the underlying funds are associated with each fund in the Series. In the section captioned “Information regarding the underlying funds”, please include a table identifying which underlying funds are underlying investments for each fund in the Series.

Response: We have considered the Staff’s comment in light of the disclosure and peer disclosures, and respectfully decline to include the requested tables. Each fund in the Series invests in a mix of American Funds, and the investment adviser periodically reviews the investment strategies and asset mix of the underlying funds and may, from time to time, rebalance or modify the asset mix of the funds and change the underlying fund investments. Form N-1A requires disclosure of principal risks of investing in the fund, and underlying fund risks are included as a principal risk of investing in the fund. Because the investment adviser may change the underlying fund investments from time to time, the principal risks of investing in the underlying funds are included in this section, even if a fund in the Series may not invest in all underlying funds at a given time. In addition, the Series’ prospectus includes a section captioned “Information regarding the underlying funds,” which refers investors to the current prospectuses and statements of additional information of the underlying funds for additional information regarding the underlying funds. We note supplementally that the statutory prospectus and statement of additional information state that portfolio holdings information for each fund in the series is available on the investment adviser’s website at capitalgroup.com.

15.	The section captioned “Investment objectives, strategies and risks” includes a risk factor captioned “Investing in mortgage-related and other asset-backed securities” relating to an underlying fund’s investments in mortgage-related securities and other asset-backed securities and a risk factor captioned “Investing in derivatives” relating to an underlying fund’s use of derivatives. These risks are identified as principal risks associated with the underlying funds’ investment strategies. If appropriate, please include these risks in the “Principal risks” section of the summary prospectus for the 2042 Fund.

Response: The section captioned “Investment objectives, strategies and risks” includes risk factors that may only apply to certain funds in the Series, and it is not a principal investment strategy of the 2042 Fund to invest in funds with significant exposure to mortgage-related securities and other asset-backed securities or to invest in funds with significant exposure to derivatives. Accordingly, we respectfully decline to revise the disclosure as proposed.

16.	The section captioned “Investment objectives, strategies and risks” includes a risk factor captioned “Investing in lower rated debt instruments” as an “additional risk” associated with investing in the underlying funds rather than as a “principal risk” associated with investing in the underlying funds. Please reconcile the placement of this risk in the “additional risk” section with the statement in the section captioned “Investment objectives, strategies and risks” that the fund may have significant exposure to lower rated debt instruments.

Response: As described above in our response to comment 9, it is not a principal investment strategy of the 2042 Fund (or of the other funds in the Series) to achieve any particular exposure to lower rated debt instruments through its investments in the underlying funds. Accordingly, we believe the placement of this risk factor in the “additional risk” section is appropriate, and note that the statement in the section captioned “Investment objectives, strategies and risks” states only that a series fund “may” have significant exposure to lower rated debt instruments.

17.	The section captioned “Investment objectives, strategies and risks” includes a risk factor captioned “Portfolio turnover” relating to an underlying fund’s trading of its portfolio securities. Please include this risk in the “Principal risks” section of the summary prospectus for the 2042 Fund and in the principal risks subsection of the section captioned “Investment objectives, strategies and risks” in the statutory prospectus for the 2042 Fund.

Response: It is not a principal investment strategy of the 2042 Fund to invest in funds with high portfolio turnover. Furthermore, frequent and active trading is not a principal investment strategy of the underlying funds for the 2042 Fund. Market conditions may dictate that an underlying fund engages in such trading from time to time, particularly given the nature of the underlying fund’s investments, but such trading is not a principal investment strategy of the underlying fund. As a result, we have included the “Portfolio turnover” risk factor as an “additional risk” in the fund’s statutory prospectus rather than a “principal risk”. Accordingly, we believe the placement of the current disclosure is appropriate and respectfully decline to revise the disclosure as proposed.

18.	Please supplementally identify the broad-based comparative securities market indexes for the 2042 Fund and American Funds College 2039 Fund (the “2039 Fund”) expected to be used in the section captioned “Fund comparative indexes”.

Response: We have added the 2039 Fund to this section, which now describes that the 2039 Fund is using the S&P 500 Index as its comparative broad-based securities market index. As noted in our response to Comment #11 above, we confirm supplementally that once the 2042 Fund has annual returns for at least one calendar year and begins to disclose investment results, the 2042 Fund expects to use the S&P 500 Index as its comparative broad-based securities market index.

Exhibit Index

19.	In an appropriate location in the Registration Statement, please summarize the provisions of Section 2.11 of the Registrant’s declaration of trust, as amended, which describes the requirements for bringing derivative actions. Please also include a statement that nothing in the Registrant’s declaration of trust modifying, restricting or eliminating the duties or liabilities of trustees shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response: We have considered the Staff’s comment, and respectfully decline to add additional disclosure at this time as we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. We further note that Section 9.8 of the Registrant’s declaration of trust states that “The provisions of this Trust Instrument are severable, and if the Trustees shall determine, with the advice of counsel, that any of such provisions is in conflict with the 1940 Act, the regulated investment company provisions of the Internal Revenue Code or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of this Trust Instrument (including, if the context requires, any non-conflicting provisions contained in the same section or subsection as the conflicting provision); provided, however, that such determination shall not affect any of the remaining provisions of this Trust Instrument or render invalid or improper any action taken or omitted prior to such determination.” We believe that this provision adequately addresses scenarios where provisions in the Registrant’s declaration of trust may conflict with the federal securities laws. In addition, in response to the Staff’s comment, the Registrant will undertake a review of the appropriate sections of its declaration of trust and its disclosure and will consider revising its disclosure in connection with a future update to its Registration Statement.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-0050.

Sincerely,

/s/ Timothy J. Moon

Timothy J. Moon

Associate Counsel

Exhibit A

American Funds College 2042 Fund

Shareholder fees (fees paid directly from your investment)
Share class:	529-A	529-C	529-E	529-T	All 529-F share classes
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	3.50%	none	none	2.50%	none
Maximum deferred sales charge (load) (as a percentage of the amount redeemed)	1.00[1]	1.00%	none	none	none
Maximum sales charge (load) imposed on reinvested dividends	none	none	none	none	none
Redemption or exchange fees	none	none	none	none	none

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Share class:	529-A	529-C	529-E	529-T	529-F-1	529-F-2	529-F-3
Management fees	none	none	none	none	none	none	none
Distribution and/or service (12b-1) fees	0.30%	1.00%	0.50%	0.25%	0.25%	none	none
Other expenses[2]	0.19	0.19	0.15	0.19	0.21	0.15%	0.07%
Acquired (underlying) fund fees and expenses[2]	0.38	0.38	0.38	0.38	0.38	0.38	0.38
Total annual fund operating expenses	0.87	1.57	1.03	0.82	0.84	0.53	0.45

[1]	A contingent deferred sales charge of 1.00% applies on certain redemptions made within 18 months following purchases of $1 million or more made without an initial sales charge. Contingent deferred sales charge is calculated based on the lesser of the offering price and market value of shares being sold.
[2]	Based on estimated amounts for the current fiscal year.

Share class:	529-A	529-C	529-E	529-T	529-F-1	529-F-2	529-F-3	For the share class listed to the right, you would pay the following if you did not redeem your shares:	Share class:	529-C
1 year	$436	$260	$105	$332	$86	$54	$46		1 year	$160
3 years	618	496	328	505	268	170	144		3 years	496